SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               FORM 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES
                        OF SMALL BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        Holographic Systems, Inc.
             (Name of Small Business Issuer in its charter)

        Nevada                                  84-0989940
(State or other jurisdiction of    I.R.S. Employer Identification No.)
incorporation or organization)

4685 S. Highland Dr., Suite 202, Salt Lake City, UT                   84117
(Address of principal executive offices)                         (Zip Code)

Issuer's telephone number:  801-274-1011

Securities to be registered under Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     Each class is to be registered
________________________                ______________________________
________________________                ______________________________

Securities to be registered under Section 12(g) of the Act:
         Common,  $.001 par value
            (Title of Class)

 INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may","will","expect","believe", "anticipate","estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

                                 PART I

Item 1.  Description of Business.

     The Company was originally incorporated in the state of Colorado under the name Mountain Ashe, Inc. on May 16, 1985. On September 23, 1987 the Company changed its name to Holographic Systems, Inc., and on February 7, 2000, the Company changed its domicile to the state of Nevada.

The Company has not had active business operations since 1999 and is considered a development stage company. The Company intends to seek, investigate, and if warranted, acquire an interest in a business opportunity. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without the consent, vote, or approval of the Company's shareholders.

Reports to Security Holders

Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.

Sources of Opportunities

It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interests of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.

Criteria

The Company will not restrict its search to any particular business, industry or geographical location. The Company may acquire a business opportunity or enter into a business in any industry and in any stage of development. The Company may enter into a business or opportunity involving a "start up" or new company. The Company may acquire a business opportunity in various stages of its operation.

In seeking a business venture, the decision of management of the Company will not be controlled by an attempt to take advantage of an anticipated or perceived appeal of a specific industry, management group, or product or industry, but will be based upon the business objective of seeking long-term capital appreciation in the real value of the Company.

In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of the management; the potential for further research, development or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, trade or service marks, name identification; and other relevant factors.

Generally, the Company will analyze all available factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single factor as controlling.

Methods of Participation of Acquisition

Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method of participation deemed by management to be suitable will be selected. Such structures and methods may include, but are not limited to, leases, purchase and sale agreements, licenses, joint ventures, other contractual arrangements, and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures

As part of the Company's investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and other information deemed relevant.

Competition

The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

The Company does not currently have any employees but relies upon the efforts of its officer and director to conduct the business of the Company.

Item 2.  Management's Discussion And Analysis Of Financial Statements

Plan of Operation

The Company has little cash and has experienced losses from inception. As of March 31, 2000, the Company had no cash. As of that date, the Company had no outstanding liabilities. The Company has no material commitments for capital expenditures for the next twelve months.

The Company was previously in the business of marketing PC computers and accessories and during 1999 ceased operations. The Company is currently considered to be a development stage company and is actively seeking a new business opportunity.

The Company believes that its current cash needs can be met for at least the next twelve months and by loans from its officers or the sale of stock. However, should the Company obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling common stock of the Company, taking loans from officers or seeking other forms of debt financing.

Management of the Company intends to actively seek business opportunities for the Company during the next twelve months.

Item 3.  Description of Property

The Company does not currently own any property. The Company utilizes office space on a rent-free basis in the office of its officer located at 4685 S. Highland Drive, Suite 202, Salt Lake City, UT 84117. This arrangement is expected to continue until such time as the Company becomes involved in a business opportunity which necessitates expansion or relocation.

Item 4. Security Ownership of Certain Beneficial Owners and Management; Changes in Control

The following table sets forth as of May 16, 2000, the name and the number of shares of the Registrant's Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 186,964 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of  Name and Address of         Amount and Nature of
Class     Beneficial Owner            Beneficial Ownership    % of Class

Common    Justeene Blankenship (1)             -0-               -0-
          4685 S. Highland Dr., Suite 202
          Salt Lake City,  UT  84117

Common    John Chymboryk                     25,000             13.37%
          5882 S. 900 E., #202
          Salt Lake City,  UT 84121

Common    Kip Eardley                        25,000             13.37%
          5882 S. 900 E., #202
          Salt Lake City,  UT  84121

Common    Brigitte Kalb                      11,000              5.88%
          256 E. Hamilton #E
          Campbell,  CA  95008

Common    Ronald J. Miller                   12,125              6.48%
          501 S. Cherry St., #500
          Denver,  CO  80222

Common    Glenn G. Smith                     47,652             25.49%
          1250 Silverado Dr.
          San Jose,  CA  95008

Common    Ao Vnitt                           12,000              6.42%
          18, Unnatov Street
          125083 Moscow, Russia

Common    Parker Waechter                    11,000              5.88%
          256 E. Hamilton, #E
          Campbell, CA  95008

Common    Officers and Directors               -0-                -0-
as a Group:  1 person

(1) Officer and/or director.

There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth as of May 16, 2000, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name                Age       Position          Director or Officer Since

Justeene Blankenship 41  President, Secretary,    December 30, 1999
                         Treasurer and Sole
                         Director

All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified.

Set forth below is certain biographical information regarding each of the Company's executive officers and directors:

     Justeene Blankenship, age 41, President, Secretary, Treasurer and Sole Director. Ms. Blankenship is Chief Financial Officer for Pacific Management Services, Inc., a merger and acquisition company, with over fifteen years of experience working with the financial side of publicly traded corporations, including directing accountants and attorneys. She has had a diverse background working with the computer hardware, mortgage banking and real estate industries and has had extensive experience in Initial Public Offerings and assisting with reverse mergers. Early in her career, Ms. Blankenship ran Blankenship & Associates, an accounting firm whose main focus was small companies.

     Ms. Blankenship is also the sole officer and director of Digicom Tech, Inc., a publicly traded company and is on the Board of trustees of PEACE, a non-profit charitable organization created to provide environmental education for children.

To the knowledge of management, during the past five years, no present or former directors, executive officer or person nominated to become a director or an executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6.  Executive Compensation.

The Company has no arrangements for the remuneration of its officers and directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company's behalf in the investigation of business opportunities. No remuneration has been paid to the Company's officers or directors prior to the filing of this Form 10-SB. There are no agreements or understandings with respect to the amount or remuneration those officers and directors are expected to receive in the future. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future.

Compensation of Directors

None.

Employment Contracts and Termination of Employment and Change in Control Arrangement

There are no employment contracts between the Company and any of its officers or directors. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future.

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.

Although there are no current related party transactions, the Company's officers, directors and major shareholder have made an oral undertaking to make loans to the Company in amounts sufficient to enable the Company to satisfy its reporting requirements and other obligations incumbent on it as a public company, and to commence, on a limited basis, the process of investigating possible merger and acquisition candidates. Any such loans will be interest free and are intended to be repaid at a future date, if or when the Company shall have sufficient funds. The potential loans are intended to provide for the payment of filing fees, professional fees, printing and copying fees and other miscellaneous fees.

The Company utilizes office space provided by Justeene Blankenship, President of the Company, at no charge to the Company.

Item 8.  Description of the Securities.

The Company is presently authorized to issue 100,000,000 shares of $.001 par value common stock. All shares, when issued, will be fully paid and nonassessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders' meeting.

Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.

The common stock of the Company does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

The Company has appointed Securities Transfer Corporation, 16910
Dallas Parkway, Suite 100, Dallas, TX 75248, telephone 972-447-9890, as the transfer agent and registrar for the Company's securities.

                                 PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     The Company's common stock is listed on the Pink Sheets under the symbol "HLGS". As of May 16,2000, the Company had 106 shareholders holding 186,964 shares of common stock. There was no active trading market for the Company's common stock in 1998 or 1999. A bid for the Company's common stock was first available on February 24, 2000.

YEAR                CLOSING BID                   CLOSING ASK
                    HIGH      LOW                 HIGH      LOW

1998              No trading activity

1999              No trading activity

2000
Feb. 24 through    .001      .001                 None      None
March 31

     The above quotations, as provided by the National Quotation Bureau, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends maybe paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 2.  Legal Proceedings.

No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

Item 3.  Changes in and Disagreements with Accountants.

None.

Item 4.  Recent Sales of Unregistered Securities.

     In February 2000, the Company sold 50,000 shares of common stock to two individuals for services rendered valued at $1,000. The Company relied upon Section 4(2) of the Securities Act of 1933 to effect the transaction. The shares were issued in a private transaction that did not involve any public solicitation or sales.

Item 5.  Indemnification of Directors and Officers.

There are no provisions in the Nevada corporate law or the Articles of Incorporation of the Company requiring the corporation to indemnify any of the Company's officers and directors.
The Articles of Incorporation of the Company provide indemnification as follows:

     As the Board of Directors may from time to time provide in the By-laws or by resolution, the corporation may indemnify its officers, directors, agents and other persons to the full extent permitted by the laws of the State of Nevada.

The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

(a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contenders or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.
                                PART F/S

The financial statements of the Company appear at the end of this report following the signature page, beginning with the Index to Financial Statements.

PART III

Item 1.  Index and Description of Exhibits.

Exhibit
Number    Title of Document                            Location

1         Articles of Incorporation (Colorado)         EX-3.(i).1
2         Amendment to Articles of Incorporation       EX-3.(i).2
3         Plan of Merger                               EX-2.1
4         Articles of Merger                           EX-2.2
5         Articles of Incorporation (Nevada)           EX-3.(i).3
6         Bylaws                                       EX-3.(ii)
7         Financial Data Schedule                      EX-27


                               SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                          HOLOGRAPHIC SYSTEMS, INC.

Date: May 23, 2000       By: /s/ Justeene Blankenship
                            ------------------------
                            Justeene Blankenship
                            President and Sole Director


               INDEX TO THE FINANCIAL STATEMENTS

Independent Auditors Report

Audited Balance Sheet for the Years Ended December 31, 1999 and 1998.

Audited Statements of Operations for the Years Ended December 31, 1999, 1998 and 1997.

Audited Statement of Changes in Stockholders' Equity from January 1, 1997 to December 31, 1999.

Audited Statement of Cash Flows for the Years Ended December 31, 1999, 1998 and 1997.

Notes to the Financial Statements.

Reviewed Balance Sheet for the Period Ended March 31, 2000 (unaudited) and December 31, 1999.

Reviewed Statements of Operations for the Three Months Ended March 31, 2000 (unaudited) and the Years Ended December 31, 1999 and 1998 and the Period January 1, 2000 to March 31, 2000.

Reviewed Statement of Cash Flows for the Three Months Ended March 31, 2000 (unaudited) and the Years Ended December 31, 1999 and 1998 and the Period January 1, 2000 to March 31, 2000.

Notes to the Financial Statements.


[Letterhead]

Board of Directors
Holographic Systems, Inc.
Salt Lake City, Utah

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Holographic Systems, Inc. at December 31, 1999 and December 31, 1998 and the statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holographic Systems, Inc. at December 31, 1999, and December 31, 1998, and the results of operations, and cash flows for the years ended December 31, 1999, 1998, and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations from its inception and does not have the necessary working capital for any future planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are described in Note 4. these financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Anderson, Anderson & Strong
Salt Lake City, Utah

March 6, 2000


                         Holographic Systems, Inc.
                              BALANCE SHEETS
                  December 31, 1999 and December 31, 1998
                                        Dec 31,        Dec 31,
                                         1999           1998
                                        -------        -------
ASSETS
CURRENT ASSETS
      Cash                             $    483       $    637
                                       --------       --------
    Total Current Assets               $    483       $    637
                                       ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable                 $  2,000        $     -
                                       --------        -------
        Total Current Liabilities         2,000              -
                                       --------        -------
STOCKHOLDERS' EQUITY
      Common stock
       100,000,000 shares authorized,
       at $0.001 par value;
       136,964 shares issued and
       outstanding                         137            137

  Capital in excess of par value       791,204        791,204

  Accumulated deficit                 (792,858)      (790,704)
                                      --------       --------
        Total Stockholders'
     Equity (Deficiency)             $ ( 1,517)      $    637
                                      --------       --------
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY              $     483       $    637
                                      ========       ========

The accompanying notes are an integral part of these financial statements.

                         Holographic Systems, Inc.
                         STATEMENTS OF OPERATIONS
           For the Years Ended December 31, 1999, 1998 and 1997

                            Dec 31,      Dec 31,     Dec 31,
                             1999         1998        1997
                            -------      -------     -------

REVENUES                   $ 74,240     $ 79,433    $ 186,520

COST OF SALES                40,877       49,833      142,703
                            -------      -------     --------
 Gross Profit                33,363       29,600       43,817

EXPENSES                     35,517       31,575       57,088
                            -------      -------     --------
NET PROFIT (LOSS) -
 before other expenses       (2,154)      (1,975)     (13,271)

LOSS OF ASSETS                    -            -      530,000
                            -------      -------     --------
NET PROFIT (LOSS)          $ (2,154)    $ (1,975)   $(543,271)
                            =======      =======     ========

NET LOSS PER COMMON SHARE

      Basic                $  (.02)    $   (.01)   $   (3.97)
                            -------      -------     --------

AVERAGE OUTSTANDING SHARES

      Basic                 136,964      136,964      136,964
                            -------      -------      -------

The accompanying notes are an integral part of these financial statements.

                         Holographic Systems, Inc.
               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                Period January 1, 1997 to December 31, 1999

                                           Capital in
                         Common Stock      Excess of   Accumulated
                     Shares      Amount    Par Value     Deficit
                     ------      ------    ----------  -----------

Balance
January 1, 1997       136,949    $ 137     $ 791,204   $ (245,458)

Net operating loss
 for the year ended
 December 31, 1997          -        -            -      (543,271)

Net operating loss
 for the year ended
 December 31, 1998          -        -            -        (1,975)
                      -------   ------      -------       -------
Balance
 December 31, 1998    136,949      137      791,204      (790,704)

Net operating loss
 for year ended
 December 31, 1999          -        -            -        (2,154)
                      -------     ----      -------       -------
Balance
 December 31, 1999    136,949    $ 137    $ 791,204    $ (792,858)
                      =======     ====     ========     =========

The accompanying notes are an integral part of these financial statements.

                         Holographic Systems, Inc.
                          STATEMENT OF CASH FLOWS
           For the Years Ended December 31, 1999, 1998 and 1997


                                  Dec 31,   Dec 31,   Dec 31,
                                   1999      1998      1997
                                  ------    ------    ------

CASH FLOWS FROM
OPERATING ACTIVITIES

      Net loss                    $(2,154)  $(1,975)  $(543,271)

      Adjustments to
  reconcile net loss
  to net cash provided
  by operating activities

     Change in accounts payable     2,000         -           -
     Loss of assets                     -         -     530,000
                                    -----     -----     -------
  Net Cash Used in Operations        (154)   (1,975)    (13,271)
                                    -----     -----     -------
CASH FLOWS FROM INVESTING ACTIVITIES    -         -           -
                                    -----     -----     -------
CASH FLOWS FROM FINANCING ACTIVITIES

    Contributions to capital            -         -      11,400
                                    -----     -----     -------
  Net Increase (Decrease)in Cash     (154)   (1,975)     (1,871)

  Cash at Beginning of Period         637     2,612       4,483
                                    -----     -----     -------
  Cash at End of Period             $ 483    $  637     $ 2,612
                                    =====     =====     =======

The accompanying notes are an integral part of these financial statements.


                         Holographic Systems, Inc.
                       NOTES TO FINANCIAL STATEMENTS

1.    ORGANIZATION

The Company was incorporated under the laws of the state of Colorado on May 16, 1985 with the name of "Mountain Ashe, Inc." with authorized common stock of 100,000,000 shares at a par value of $.0001. On September 23, 1987 the name was changed to "Holographic Systems, Inc." and on February 7, 2000 the domicile was changed to the state of Nevada in connection with a change in par value to $0.001.

On February 7, 2000 the Company completed a reverse common stock split of one share for 20 outstanding shares. This report has been prepared showing after stock split shares with a par value of $.001 from inception.

The Company has been in the business of marketing PC computers and accessories and during 1999 ceased operations.

After 1999 the Company is considered to be a development stage company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

On December 31, 1999, the Company had a net operating loss carry forward of $792,858. The tax benefit from the loss carry forwards have been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carry forwards expire starting in years 2001 though 2021.

Earnings (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split.

Financial instruments

The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholders' equity on December 31, 1999.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  RELATED PARTY TRANSACTIONS

The statement of changes in stockholders' equity shows 136,964 shares of common stock outstanding of which 93,902 shares are issued to related parties.

4.  GOING CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company however there is insufficient working capital for any future planned activity.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term debt which will enable the Company to operate for the coming year.

There can be no assurance that they will be successful in this effort.

5.  SUBSEQUENT EVENTS

During February 2000 the Company issued 50,000 post split shares at $.02 per share to related parties for services.


                         Holographic Systems, Inc.
                              BALANCE SHEETS
                    March 31, 2000 and December 31, 1999
                                        Mar 31,        Dec 31,
                                         2000           1999
                                        -------        -------
ASSETS
CURRENT ASSETS
      Cash                             $      -       $    483
                                       --------       --------
    Total Current Assets               $      -       $    483
                                       ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable                 $      -        $ 2,000
                                       --------        -------
        Total Current Liabilities             -          2,000
                                       --------        -------
STOCKHOLDERS' EQUITY
      Common stock
       100,000,000 shares authorized,
       at $0.001 par value; 186,964
       shares issued and outstanding
       on March 31, 2000; 136,964
       on December 31, 1999                187            137

  Capital in excess of par value       793,821        791,204

  Accumulated deficit                 (794,008)      (792,858)
                                      --------       --------
        Total Stockholders'
     Equity (Deficiency)             $       -       $ (1,517)
                                      --------       --------
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY              $       -       $    483
                                      ========       ========

The accompanying notes are an integral part of these financial statements.

                         Holographic Systems, Inc.
                         STATEMENTS OF OPERATIONS
           For the Three Months Ended March 31, 2000 and the
          Years Ended December 31, 1999, 1998 and the Period
        January 1, 2000 (date of inception of development stage)
                           To March 31, 2000

                                                                Jan 1, 2000
                             Mar 31,   Dec 31,      Dec 31,     To Mar 31,
                              2000      1999         1998         2000
                             -------   -------      -------    ----------

REVENUES                   $     -     $ 74,240    $ 79,433     $      -

COST OF SALES                    -       40,877      49,833            -
                             ------      ------      ------       ------
 Gross Profit                    -       33,363      29,600            -

EXPENSES                     1,150       35,517      31,575        1,150
                             ------      ------      ------       ------
NET PROFIT (LOSS)          $(1,150)    $ (2,154)   $ (1,975)    $ (1,150)
                             ======      ======      ======       ======

NET LOSS PER COMMON SHARE

      Basic                $    -     $   (.01)   $      -      $     -
                             ------      ------      ------       ------

AVERAGE OUTSTANDING SHARES

      Basic                 161,964     136,964     136,964
                            -------     -------     -------

The accompanying notes are an integral part of these financial statements.

                     Holographic Systems, Inc.
                     STATEMENT OF CASH FLOWS
           For the Three Months Ended March 31, 2000 and the
          Years Ended December 31, 1999, 1998 and the Period
        January 1, 2000 (date of inception of development stage)
                        To March 31, 2000

                                                                Jan 1, 2000
                                  Mar 31,   Dec 31,   Dec 31,       To
                                   2000      1999      1998    Mar 31, 2000
                                  ------    ------    ------   ------------

CASH FLOWS FROM
OPERATING ACTIVITIES

      Net loss                    $(1,150)  $(2,154)  $(1,975)  $ (1,150)

      Adjustments to
  reconcile net loss
  to net cash provided
  by operating activities

     Change in accounts payable    (2,000)    2,000         -     (2,000)
     Issuance of capital stock
      and contributions to
      capital - expenses            2,667         -         -      2,667
                                    -----     -----     -----      -----
  Net Cash Used in Operations        (483)     (154)   (1,975)      (483)
                                    -----     -----     -----
CASH FLOWS FROM INVESTING ACTIVITIES    -         -         -          -
                                    -----     -----     -----      -----
CASH FLOWS FROM FINANCING ACTIVITIES

    Contributions to capital            -         -         -          -
                                    -----     -----     -----      -----
  Net Increase (Decrease)in Cash     (483)     (154)   (1,975)      (483)

  Cash at Beginning of Period         483       637     2,612        483
                                    -----     -----     -----      -----
  Cash at End of Period             $   -    $  483    $  637      $   -
                                    =====     =====     =====      =====

The accompanying notes are an integral part of these financial statements.


                         Holographic Systems, Inc.
                       NOTES TO FINANCIAL STATEMENTS

1.    ORGANIZATION

The Company was incorporated under the laws of the state of Colorado on May 16, 1985 with the name of "Mountain Ashe, Inc." with authorized common stock of 100,000,000 shares at a par value of $.0001. On September 23, 1987 the name was changed to "Holographic Systems, Inc." and on February 7, 2000 the domicile was changed to the state of Nevada in connection with a change in par value to $0.001.

On February 7, 2000 the Company completed a reverse common stock split of one share for 20 outstanding shares. This report has been prepared showing after stock split shares with a par value of $.001 from inception.

The Company has been in the business of marketing PC computers and accessories and during 1999 ceased operations.

After 1999 the Company is considered to be a development stage company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

On March 31, 2000, the Company had a net operating loss carry forward of $794,008. The tax benefit from the loss carry forwards have been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carry forwards expire starting in years 2001 though 2021.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income
(loss) per shares amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report

Financial instruments

The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholders' equity on March 31, 2000.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  GOING CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company however there is insufficient working capital for any future planned activity.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term debt which will enable the Company to operate for the coming year.

There can be no assurance that they will be successful in this effort.